Condensed Consolidated Interim Financial Statements

(Expressed in United States Dollars)

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)

For the three and nine months ended September 30, 2012 and 2011
(Unaudited)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed consolidated interim financial statements of VERIS GOLD CORP. (the Company) have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed consolidated interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

These unaudited condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

“Shaun Heinrichs”	“Randall Reichert”

Shaun Heinrichs	Randall Reichert
Co-Chief Executive Officer	Co-Chief Executive Officer
Chief Financial Officer	Chief Operating Officer

November 9, 2012

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(In thousands of US dollars)

		September 30,	December 31,
	Note	2012	2011
Assets
Current assets:
Cash and cash equivalents		$6,873	$2,261
Accounts receivable and other		13,303	8,542
Inventories	8	17,565	14,476
		37,741	25,279
Restricted funds	9	59,333	65,810
Property, plant and equipment	10	263,031	231,040
Deferred transaction costs	15,16	4,183	4,781
Other assets		687	736
Total Assets		$364,975	$327,646
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities		$40,797	$40,534
Deferred revenue	15	38,671	21,614
Forward contracts	12	23,581	15,003
Embedded derivative liability	16	432	-
Warrants	13	761	850
		104,242	78,001
Warrants	13	14,746	1,785
Convertible debenture	16	3,182	-
Deferred revenue	15	74,354	95,625
Deferred tax liabilities		19,244	17,537
Decommisioning and rehabilitation provisions	17	48,526	47,548
Finance lease	18	3,116	-
		267,410	240,496
Shareholders' equity and reserves
Share capital	19	424,780	413,357
Share based payments reserve	19	36,008	33,652
Accumulated other comprehensive income (loss)		2,850	(917)
Deficit		(366,073)	(358,942)
Total Shareholders' Equity		97,565	87,150
Total Liabilities and Shareholders' Equity		$364,975	$327,646
Nature of operations and going concern – Note 1

Commitments and contingencies – Note 22

Subsequent events – Notes 19, 23

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Randall Reichert”	Director	“Shaun Heinrichs”	Director

November 9, 2012

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(unaudited)
(In thousands of US dollars, except for share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011
Revenue		$51,487	$30,116	$108,762	$77,347
Cost of sales		36,889	37,279	98,085	100,360
Gross income (loss)		14,598	(7,163)	10,677	(23,013)
Depreciation, depletion, and amortization		3,742	1,753	8,324	4,894
Income (loss) from mine operations		10,856	(8,916)	2,353	(27,907)
Exploration costs		11	47	88	595
General and administrative expenses		2,366	2,196	6,303	6,917
Income (loss) from operations		8,479	(11,159)	(4,038)	(35,419)
Other income (loss) :
Loss from joint venture		-	(335)	-	(335)
Finance and transactions costs	6	(3,463)	(3,696)	(5,073)	(9,528)
Interest and other income (expense)	7	3,608	(2,759)	4,898	80,106
Foreign exchange gain (loss)		403	(170)	(2,308)	74
		548	(6,960)	(2,483)	70,317
Income (loss) before income taxes		9,027	(18,119)	(6,521)	34,898
Income tax recovery (expense)
Current		-	-	-	-
Deferred		-	146	(610)	(1,010)
Net Income (Loss) for the period		9,027	(17,973)	(7,131)	33,888
Other Comprehensive Income (Loss) :
Foreign currency translation adjustments		1,450	(2,505)	3,767	(1,416)
Total Comprehensive Income (Loss) for the period		$10,477	$(20,478)	$(3,364)	$32,472

Income (loss) per share – basic		0.09	(0.19)	(0.07)	0.41

Weighted average number of shares outstanding - basic		99,652,992	93,060,579	96,150,070	81,700,500
Income (loss) per share – diluted		0.09	(0.19)	(0.07)	0.40
Weighted average number of shares outstanding - diluted		99,950,893	93,060,579	96,150,070	83,957,376

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(unaudited)
(In thousands of US dollars, except number of common shares)

				Share	Accumulated
		Common shares, Note		based	other
		19		payments	comprehensive
	Note	Shares	Amount	reserve	income (loss)	Deficit	Total
Balance at January 1, 2011		68,767	281,855	$30,483	$2,169	$(385,324)	$(70,817)
Flow through share issue	19 (c)(ii)	833	6,677	-	-	-	6,677
Issued on private placement	19 (c)(i)	3,349	8,118	-	-	-	8,118
Exercise of warrants		20,090	116,603	-	-	-	116,603
Exercise of options	19 (d)	19	62	(26)	-	-	36
Shares issued for services		6	42	-	-	-	42
Share based payment expense	19 (d)	-	-	2,873	-	-	2,873
Income for the period		-	-	-	-	33,888	33,888
Foreign currency translation		-	-	-	(1,416)	-	(1,416)
Balance at September 30, 2011		93,064	$413,357	$33,330	$753	$(351,436)	$96,004

Balance at January 1, 2012		93,064	413,357	33,652	(917)	(358,942)	87,150
Issued on private placement	19 (c)	6,193	10,163	-	-	-	10,163
Issued with convertible	19 (c)	334	948	-	-	-	948
debenture	(v)/(vi)
Exercise of warrants	13	76	246	-	-	-	246
Exercise of options	19 (d)	23	66	(32)	-	-	34
Share based payment expense	19 (d)	-	-	2,388	-	-	2,388
Loss for the period		-	-	-	-	(7,131)	(7,131)
Foreign currency translation		-	-	-	3,767	-	3,767
Balance at September 30, 2012		99,690	424,780	36,008	2,850	(366,073)	97,565

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Consolidated Statements of Cash Flows
(unaudited)
(In thousands of US dollars)
Three and nine month periods ended September 30, 2012 and 2011

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011

Cash flows from operating activities
Net income (loss) for the period		$9,027	$(17,973)	$(7,131)	$33,888
Items not affecting cash:
Depreciation, depletion, and amortization		3,742	1,753	8,324	4,894
Recognition of deferred revenue		(6,451)	(690)	(14,290)	(690)
Net finance cost/income		(2,403)	4,720	(2,665)	(73,811)
Gain on disposal of assets		-	(8)	-	(8)
Share based payments		1,067	1,434	2,388	2,873
Deferred tax expense		-	(146)	1,100	1,010
Loss from joint venture		-	335	-	335
Unrealized foreign exchange loss (gain)		464	(701)	2,785	242
Change in non cash working capital	20	(1,614)	742	(6,544)	(12,845)
Cash generated by (used in) operating activities before the undernoted		3,832	(10,534)	(16,033)	(44,112)
Deferred revenue proceeds net of transaction costs		-	114,000	9,076	114,000
Interest paid		-	-	-	(97)
Cash generated by (used in) operating activities		3,832	103,466	(6,957)	69,791

Cash flows from investing activities
Property, plant and equipment expenditures		(4,452)	(19,552)	(20,167)	(34,178)
Proceeds from sales of property, plant and equipment		-	18	-	18
Restricted funds		1,340	(15,317)	6,598	(27,601)
Mineral property expenditures		(1,692)	(6,124)	(8,175)	(9,762)
Cash used in investing activities		(4,804)	(40,975)	(21,744)	(71,523)

Cash flows from financing activities
Proceeds from derivative gold forward contract		-	-	5,000	5,000
Settlement of gold forward contract		-	-	-	(5,366)
Flow through shares issued for cash		-	-	-	7,184
Common shares and warrants issued for cash		(352)	-	18,673	14,738
Share issue costs		(84)	-	(261)	-
Proceeds from convertible debenture, net of deferred transactions costs		3,969	-	9,827	-
Repayment of long term debt		-	(32,977)	-	(41,638)
Common shares issued upon exercise of shareholder warrants		-	184	95	59,237
Common shares issued upon exercise of stock options		22	-	34	36
Cash generated by financing activities		3,555	(32,793)	33,368	39,191

Effect of exchange rate changes on cash		(30)	-	(55)	-
Increase in cash and cash equivalents		2,553	29,698	4,612	37,459

Cash and cash equivalents, beginning of period		4,320	7,761	2,261	-
Cash and cash equivalents, end of period		$6,873	$37,459	$6,873	$37,459

See accompanying notes to condensed consolidated interim financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

1.	Nature of operations and going concern:

Veris Gold Corp (formerly Yukon-Nevada Gold Corp.) (the “Company”) is a gold metal producer engaged in the mining, exploration and development of mineral properties located in Canada and the United States. The Company is incorporated under the laws of the Province of British Columbia, Canada and its shares are listed on the Toronto Stock Exchange and the Frankfurt Exchange.

The Company’s registered address is 999 West Hastings Street, Suite 1040, Vancouver, British Columbia, Canada V6C 2W2.

The condensed consolidated interim financial statements of the Company as at and for three and nine months ended September 30, 2012, and 2011 comprise the Company and its wholly owned subsidiaries (note 3a), and the Company’s interest in a jointly controlled entity.

For properties other than the producing mine at Jerritt Canyon, Nevada, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's ownership interest in the mining claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company had $10.9 million and $2.4 million income from mine operations for the three and nine months ended September 30, 2012, respectively (2011 – losses of $8.9 million and $27.9 million), and a $3.8 million inflow and $7.0 million outflow of cash from operations for the same periods, respectively (2011 – inflows of $103.5 million and $69.8 million, respectively, including deferred revenue). At September 30, 2012 the Company had a working capital deficiency of $66.5 million (December 31, 2011 – $52.7 million) and an accumulated deficit of $366.1 million (December 31, 2011 – $358.9 million).

These condensed consolidated interim financial statements are prepared on the basis that the Company will continue as a going concern. The Company’s ability to continue as a going concern and recover its investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will be able to obtain additional financial resources, or maintain profitability or positive cash flows. If the Company is unable to maintain positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that may cast substantial doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

2.	Basis of Preparation:

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments when applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	Significant accounting policies:

(a) Basis of consolidation:

These consolidated interim financial statements include the accounts of the Company and its subsidiaries from their respective dates of acquisition. Subsidiaries are entities over which the Company has control; control being defined as the power to govern financial and operating policies. The existence and effect of potential voting rights that are currently exercisable are also considered when assessing control over an entity. Subsidiaries are fully consolidated from the date at which control is transferred to the Company until the date at which control ceases. YS Mining Company (“YSMC”) was an incorporated joint venture and was accounted for using the equity method of accounting. Under the equity method, the investment in joint venture is recognized in the statement of financial position on the date of acquisition at the fair value of the purchase consideration. The carrying value is subsequently adjusted by the group’s share of the post- acquisition comprehensive income. All intercompany transactions and balances have been eliminated upon consolidation. The subsidiaries, joint venture and percentage of ownership at September 30, 2012 are as follows:

Ketza River Holdings Ltd. (Yukon)	100%
YGC Resources Arizona Inc. (Arizona)	100%
Queenstake Resources Ltd. (British Columbia)	100%
Queenstake Resources U.S.A. Inc. (Delaware)	100%
Castle Exploration Inc. (Colorado)	100%
YS Mining Company Ltd. - Joint Venture (Yukon, dissolved in February 2012)	nil

(b)	Cash and cash equivalents:

Cash and cash equivalents include cash and short-term investments that are readily convertible to cash and have a maturity date within 90 days of the purchase date.

(c)	Derivative financial assets

When the Company enters into forward metal sale option contracts (“Puts”) it is for the purposes of reducing exposure to the fluctuation of future metal prices. These Puts are derivative financial instruments that are initially recorded at fair value on the date they are entered into, and are subsequently re-measured at fair value at each financial reporting date. Any gains or losses that results from subsequent fair value measurement is recognized in the statement of operations.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(d)	Inventories:

Stockpiles represent ore that has been mined or purchased and is available for future processing. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore. These costs include direct labor, mine-site overhead expenses, and depreciation and depletion on Jerritt Canyon mine equipment and mineral properties. Purchased ore is recorded at cost based on the contracted purchase price, net of an allowance for the Company’s processing charged to a third party.

Work-in-process inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of property, plant and equipment and mineral properties.

Finished goods inventories are valued at the lower of average production cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling expenses. Materials and supplies inventories are valued at the lower of average cost and net realizable value, net of a provision for obsolescence with respect to identified inventory items.

When inventories have been written down to net realizable value, an assessment of net realizable value is made in each subsequent period. If the circumstances which resulted in the impairment no longer exist, the remaining amount of the write down is reversed.

(e)	Property, plant and equipment:

Property, plant and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis to residual values over the estimated useful lives of the assets. Residual values and useful lives are reviewed at least annually. Property, plant and equipment used in exploration is depreciated and included in mineral properties.

Depreciation rates are as follows:
Buildings	20 years
Computer hardware and software	3 years
Equipment and facilities	5 - 20 years
Furniture and fixtures	7 years
Vehicles	3 - 7 years
Leases and leasehold improvements	over the shorter of lease term and
expected useful life of the asset

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(f)	Mineral properties:

Exploration and evaluation expenditures

Exploration and evaluation expenditure relates to the initial costs incurred on the search for, and evaluation of, potential mineral reserves and resources. Exploration includes such costs as exploratory drilling, sampling, mapping and other costs involved in searching for ore. Evaluation includes costs incurred to establish the technical and commercial viability of developing mineral properties acquired or identified through exploration. Exploration and evaluation expenditures, net of any option payments or income tax credits received, are deferred until the property is placed into production, sold or abandoned or determined to be impaired. These deferred expenditures are amortized on a units-of-production (“UOP”) basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Mine development expenditures

Once it has been determined that the development of a mineral property is commercially and technically viable, as a result of establishing proven and probable reserves, the costs incurred to develop a property are capitalized. These costs include engineering and metallurgical studies; drilling and other related costs to delineate an ore body; the costs of removing overburden to initially expose the ore body prior to the start of mining operations; and, the building of access ways, shafts, drifts, ramps and other infrastructure at underground mines. These capitalized expenditures are amortized on a UOP basis over the estimated useful life of the property based on proven and probable reserves following commencement of production.

Underground mine development costs incurred during production

During the production phase the Company incurs underground development costs for major underground excavation done to establish new access ways. These costs include building new shafts, drifts, ramps, lateral access ways, and other infrastructure to access specific ore blocks which provide probable future economic benefits to the Company. Costs directly attributable to this underground development are capitalized and amortized on a UOP basis over the estimated useful life of the property.

(g)	Impairment of long lived assets:

At each reporting date, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that those assets are impaired. If such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment is recognized immediately as an expense.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.

Where an impairment subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable value, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset (or CGU) in prior years. A reversal of an impairment is recognized as income immediately.

(h)	Decommissioning and rehabilitation provisions:

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations for environmental rehabilitation in the period in which it is incurred. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the mining assets along with a corresponding increase in the rehabilitation provision. Discount rates using a pre- tax value rate that reflect the time value of money and risks specific to the obligation are used to calculate the net present value. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Accretion expense is charged to the statement of operations, while adjustments related to changes in estimated cashflows are recorded as increases or decreases in the carrying value of the asset. The capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(i)	Share based payments:

The Company has established a share based payment plan as described in note 19. The Company measures share based payments at fair value and recognizes the expense over the vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of each stock option on the date of the grant. The value of the stock options issued to directors, employees and service providers is expensed or capitalized to mineral properties as share based payment and is credited to the share based payments reserve. The value of the stock options issued to agents in exchange for brokerage services is netted against share capital as share issuance costs and credited to the share based payments reserve.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the statement of operations.

(k)	Revenue recognition:

Revenue is measured at the fair value of the consideration received. A sale is recognized when the significant risks and rewards of ownership have passed. This is when title and insurance risk has passed to the customer, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(l)	Income taxes:

The income tax expense for the period comprises current and deferred taxation. Taxation is recognized in the statement of operations and comprehensive income, except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date in countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to tax authorities.

Deferred taxation is recognized using the liability method, on unused tax losses, unused tax credits, and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. However, the deferred taxation is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred taxation asset is realized or the deferred taxation liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity; or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis; or, their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which unused tax losses, unused tax credits, and the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time that the liability to pay the related dividend is recognized.

(l)	Flow-through shares:

The Company has financed a portion of its exploration expenditures through the issuance of flow-through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. The premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(m)	Warrants:

When the Company issues units that are comprised of a combination of common shares and warrants, the value is assigned to common shares and warrants based on their relative fair values. The fair value of the common shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

Those warrants which are denominated in a currency other than the Company’s functional currency are recognized on the consolidated statement of financial position as derivative instruments (note 13).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(n)	Earnings per share:

Basic earnings per share is computed by dividing the amount of income / loss for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted earnings / loss per share assumes that the deemed proceeds received from the exercise of stock options, agents' options and share purchase warrants that are "in the money" would be used to repurchase common shares of the Company at the average market price during the period.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to shareholders and income charges are added back to net earnings used for basic earnings per share and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

(o)	Financial instruments:

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as fair value through profit or loss (“FVTPL”), available- for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities classified as FVTPL are measured at fair value with changes in those fair values recognized in the statement of operations. Financial assets and financial liabilities considered held-to- maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in accumulated other comprehensive income until realized, or until a loss in value is determined to be significant or prolonged. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair values of derivative instruments are recognized in the statement of operations with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities FVTPL are recognized immediately in profit or loss.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(p)	Foreign currency translation:

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates at the date of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in a currency other than the functional currency are recognized in the consolidated statement of operations.

Assets and liabilities of entities with non-US dollar denominated functional currencies are translated at the period end rates of exchange and the results of their operations translated at the average rate for the period. The resulting translation adjustments are included in other comprehensive income. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in other comprehensive income (loss).

4.	Critical accounting judgments and estimates:

The preparation of financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board requires management to make estimates and judgments that affect the amounts reported in the financial statements. By their nature, these estimates and judgments are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements include:

•	Recognition of deferred tax on mineral rights
•	Capitalization and impairment of exploration, evaluation and development expenditures
•	Determination of functional currencies
•	Determination that the sale of future gold deliveries to Deutsche Bank represents deferred revenue
•	Applicability of the going concern assumption
•	Determination of commencement of commercial production

Critical accounting estimates include:

•	Determination of ore reserves
•	Impairment of property, plant and equipment
•	Decommissioning and rehabilitation provisions
•	Contingent liabilities
•	Valuation of share based compensation, warrants, and derivative liabilities
•	Income taxes
•	Useful lives of assets
•	Asset depreciation rates

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

5.	Changes in accounting standards:

Accounting standards adopted January 1, 2012:

	i)	Amendments to IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”)

In October 2010, the IASB issued the IFRS 7 amendments to enhance the disclosure requirements with regards to the transfer of financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier adoption permitted. This amendment did not have a significant impact on the Company’s consolidated financial statements.

	ii)	Amendments to IAS 12 - Income Taxes (“IAS 12”)

The IAS 12 amendment was issued in December 2010, and provides a solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. This amendment did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards effective January 1, 2013:

i)	IFRS 10 - Consolidated Financial Statements (“IFRS 10”)

Issued in May 2011, IFRS 10 replaces the consolidation guidance previously provided by IAS 27- Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted. This new standard redefines the principle of control for all types of entities, being based on exposure or rights to variable returns from the investee and the ability to affect the reporting entity’s returns. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

ii)	IFRS 11 - Joint Arrangements (“IFRS 11”)

IFRS 11 replaces IAS 31 - Interests in Joint Ventures, and SIC 31- Jointly Controlled Entities – Non- Monetary Contributions by Venturers. IFRS 11 establishes a principle based approach to accounting for joint arrangements, in which an entity is involved, by assessing its rights and obligations and classifying the type of joint arrangement based on such an assessment. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

iii)	IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12’)

IFRS 12 requires enhanced disclosure of the Company’s interests in both consolidated and non-consolidated entities to enable readers of the financial statements to evaluate the nature of and risks associated with these interests. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

iv)	IFRS 13 - Fair Value Measurement (“IFRS 13”)

Issued in May 2011, IFRS 13 sets out a single framework for measurement and disclosure of information regarding fair value measurement. This standard applies when another IFRS requires, or permits, fair value measurements and/or disclosures about fair value measurements. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

v)	Amendments to IAS 1 - Presentation of Financial Statements (“IAS 1”)

This amendment, issued in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The Company does not anticipate the application of the IAS 1 amendments to have a significant impact on its consolidated financial statements.

vi)	Amendment to IAS 19 – Employee Benefits (“IAS 19”)

This amendment, issued in June 2011, introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the option to defer, or recognize in full in earnings, actuarial gains and losses, and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income, and requires use of the same discount rate for both defined benefit obligation and expected asset return when calculating interest costs. Other amendments include modification of the accounting for termination benefits and classification of other employees. The Company does not anticipate application of IAS 19 amendments to have a significant impact on its consolidated financial statements.

vii)	IFRIC 20 – Stripping Costs in the Production Phase of A Surface Mine (“IFRIC 20”)

In October 2011, the IASB issued IFRIC 20 which clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted, and includes guidance on transition for pre-existing stripping assets. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Accounting standards effective January 1, 2015:

i)	IFRS 9 - Financial Instruments (“IFRS 9”)

This new standard for financial instruments is intended to replace IAS 39 - Financial instruments: Recognition and measurement (“IAS 39”), in entirety, in three main phases. IFRS 9 is intended to be principles-based, and less complex than IAS 39. The first phase of IFRS 9 was issued and amended in November 2009 and October 2010, respectively, and addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the contractual cash flow characteristics, and the Company’s business model for managing, financial assets. Financial liabilities are classified and subsequently measured at amortized cost, except for financial liabilities classified as at fair value through profit or loss (“FVTPL”), financial guarantees, and other certain exceptions.

In response to delays to the completion of the remaining two phases of the project, on December 16, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

6.	Finance and transactions costs

Finance and transactions costs are comprised of:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Interest on long term borrowings (note 14)	-	-	-	(4,446)
Interest on convertible debenture (note 16)	(305)	-	(340)	-
Accretion of decommissioning and rehabilitation provisions (note 17)	(288)	(426)	(924)	(1,279)
Environmental rehabilitation expense	(1,940)	-	(1,776)	-
Transaction costs and finance fees	(696)	(1,566)	(2,331)	(1,587)
Other interest and transaction recovery (costs)	(234)	(1,704)	298	(2,216)
	$(3,463)	$(3,696)	$(5,073)	$(9,528)

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

7.	Interest and other income (expense)

Interest and other income (expense) is comprised of:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Gain on warrants (i)	$5,793	$8,590	$8,298	$96,190
Loss on derivatives (ii)/(iii)/(iv)	(2,012)	(11,414)	(3,440)	(16,318)
Interest income	15	21	35	47
Other (expense) income	(188)	44	5	187
	$3,608	$(2,759)	$4,898	$80,106

(i)

The warrants denominated in Canadian dollars are revalued at each reporting period and the change in fair value recorded in net income (note 13). For the three and nine months ended September 30, 2012 a gain of $5.8 million and a gain of $8.3 million was recognized, respectively (2011 – $8.6 million and $96.2 million gain, respectively).

(ii)

As part of the $25.0 million debt issued in the third quarter of 2010, $6.8 million of the proceeds were allocated to a gold embedded derivative arising from the loan repayments being indexed to the gold spot price (note 14). This debt was settled on August 12, 2011 (note 14). The revaluation of this embedded derivative as at September 30, 2011 resulted in losses of $10.5 million and $11.9 million for the three and nine months ended September 30, 2011, respectively.

(iii)	Three gold forward contracts entered into in November 2010, January 2011, and January 2012 are accounted for as derivatives.

The fair value of the November 2010 forward contract as at September 30, 2012 was $16.9 million resulting in a loss of $1.6 million and a loss of $1.9 million being recognized respectively in the three and nine months ended September 30, 2012. As at September 30, 2011 the fair value of the forward contact was $11.9 million which resulted in a loss of $0.9 million and $3.0 million being recognized for the three and nine month periods then ended, respectively (note 12).

The January 2011 forward contract was settled in June 2011, resulting in a gain of $nil and a net loss $1.4 million for the three and nine months ended September 30, 2011, respectively (note 12).

The fair value of the January 2012 forward contract as at September 30, 2012 was $6.6 million resulting in a loss of $0.4 and $1.5 million being recognized in the three and nine months ended September 30, 2012, respectively.

(iv)

The share conversion option within the $6.0 million convertible debenture issued on June 15, 2012 (note 16) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On June 15, 2012 and September 30, 2012 the fair value of the embedded derivative was $0.1 million and $0.3 million, respectively, with the difference arising on revaluation recorded in other income or loss for the six month period ended September 30, 2012.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(v)

The share conversion option within the $4.0 million convertible debenture issued on July 19, 2012 (note 16) represents an embedded derivative liability for accounting purposes. This embedded derivative is bifurcated from the convertible debenture contract and is recorded at fair value both at inception and at each reporting period based on quoted market prices for the common stock of the Company, with changes in fair value being recognized through other income or loss. On July 19, 2012 and September 30, 2012 the fair value of the embedded derivative was $0.1 million and $0.2 million, respectively, with the difference arising on revaluation recorded in other income or loss for the three month period ended September 30, 2012.

8.	Inventories

	September 30,	December 31,
	2012	2011

Finished goods	$1,537	$897
Stockpiled ore	724	2,542
Purchased ore	434	435
Work in progress	8,785	7,179
Materials and supplies	6,085	3,423
	$17,565	$14,476

All of the Company’s inventories on hand are located at the Jerritt Canyon mine in Nevada, USA. Included in cost of sales expense for the three and nine months ended September, 2012 on the statement of operations are inventory related recoveries of $2.5 million and $0.1 million (December 31, 2011 – $49.6 million costs), respectively. Included in depreciation, depletion and amortization expense for the three and nine months ended September, 2012 on the statement of operations are inventory related recoveries of $0.4 million and $0.4 million (December 31, 2011 – $nil), respectively. As at September 30, 2012, there is a net realizable value provision recorded against inventory of $0.5 million (December 31, 2011 - $0.5 million).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

9.	Restricted funds

	September 30,	December 31,
	2012	2011
Chartis commutation account (a)	$25,769	$25,730
Chartis money market account (a)	19,805	19,791
Gold forward sale performance reserve account (e)	10,000	10,000
Cash restricted to class action settlement (c)	-	1,761
Cash restricted for future exploration in Canada (b)	-	4,984
Water use license letter of credit (d)	3,137	3,036
Cash pledged as security for letters of credit	622	508
	$59,333	$65,810

(a)

The Company purchased from American Insurance Group (AIG), now known as Chartis, an environmental risk transfer program (the “ERTP”). As part of the ERTP, $25.7 million was deposited in an interest-bearing account with AIG (the Commutation Account). The Commutation Account principal plus interest earned on the principal is used to fund Jerritt Canyon mine’s ongoing reclamation and mine closure obligations (note 17) .

During 2010 the Company was required to provide further surety to the Nevada Division of Environmental Protection (“NDEP”) and the US Forestry Service to fund the ongoing reclamation and mine closure obligations. To meet this additional surety requirement, the Company deposited $2.7 million into two money market accounts with Chartis and provided cash security for two new surety instruments issued to these two agencies. In July and October of 2011 the Company posted an additional $7.2 million, and $9.8 million respectively, to the money market account to satisfy increases in the bonding requirements related to increased coverage requirements and also the construction of a second tailings facility and water storage reservoir currently taking place at Jerritt Canyon.

During the three and nine months ended September 30, 2012, the Company earned interest in the amount of $0.1 million, from the commutation and money market accounts (2011 - $0.1 million).

(b)

During 2010 and 2011, the Company raised funds by way of a private placement of flow-through shares (“FTS”). Under the conditions of this private placement, the funds must be spent in 2011 and 2012 on Canadian Exploration Expenditures (CEE) on properties located in Canada. As at December 31, 2011, a total of $5.0 million is required to fund future exploration, no later than December 31, 2012, under the terms of the FTS subscription agreements issued in 2011. As of September 2012, the Company had incurred all required FTS expenditures on CEE properties in Canada.

(c)

During the second quarter of 2011 the Company placed in a segregated account, under the terms of the April 2011 settlement agreement, funds required to settle a class action claim brought upon the Company (note 22) . The remaining segregated funds were disbursed in June, 2012.

(d)	The Yukon Territorial Government has letters of credit with the Company which were put in place to secure payment of potential reclamation work relating to the Ketza River project.

(e)

As part of the August, 2011 forward gold purchase agreement, the Company was required to deposit $10 million in an escrow account held in the Company’s name. These funds will be made available when defined production targets have been met (note 15).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

10.	Property, plant and equipment

Property, plant and equipment comprise:

			Mobile plant
	Mineral	Land and	and	Construction
	Properties	Buildings	equipment	in Progress	Other	Total
Cost
December 31, 2010	69,307	48,667	60,740	2,355	1,220	182,289
additions	22,202	1,682	17,381	39,594	427	81,286
disposals	(10)	-	-	-	-	(10)
foreign exchange	(1,419)	-	(67)	-	(6)	(1,492)
December 31, 2011	90,080	50,349	78,054	41,949	1,641	262,073
additions	9,837	1,720	12,691	14,216	95	38,559
disposals	-	-	-	-	-	-
foreign exchange	2,313	92	4	-	1	2,410
September 30, 2012	102,230	52,161	90,749	56,165	1,737	303,042
Accumulated
depreciation
December 31, 2010	-	8,689	14,869	-	795	24,353
depreciation charge for the period	-	1,751	4,745	-	211	6,707
disposals	-	-	-	-	-	-
foreign exchange	-	-	(25)	-	(2)	(27)
December 31, 2011	-	10,440	19,589	-	1,004	31,033
depletion/depreciation charge for the period	1,176	1,273	6,273	-	218	8,940
disposals	-	-	-	-	-	-
foreign exchange	-	36	2	-	-	38
September 30, 2012	1,176	11,749	25,864	-	1,222	40,011

Carrying Value
December 31, 2010	69,307	39,978	45,871	2,355	425	157,936
December 31, 2011	90,080	39,909	58,465	41,949	637	231,040

There was no impairment expense recognized in nine month period ended September 30, 2012 or in the year ended December 31, 2011. Other tangible fixed assets include office equipment and fixtures held at the corporate office.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

	Jerritt Canyon	Ketza River (a)(i)	Silver Valley (a)(ii)	Other (b)	Total
Net book value
December 31, 2010	$88,091	$67,846	$1,810	$189	$157,936
Additions	73,727	7,448	46	65	81,286
Disposals	-	(10)	-	-	(10)
Depreciation charge	(6,436)	(213)	-	(58)	(6,707)
Foreign exchange	-	(1,423)	(42)	-	(1,465)
December 31, 2011	155,382	73,648	1,814	196	231,040
Additions	33,354	5,231	1	(27)	38,559
Disposals	-	-	-	-	-
Depreciation charge	(8,760)	(140)	-	(40)	(8,940)
Foreign exchange	-	2,311	61	-	2,372
September 30, 2012	179,976	81,050	1,876	129	263,031

(a)	Yukon properties:

	(i)	Ketza River properties, Yukon:

The Company has a 100% interest in the Ketza River property including 593 mining claims and leases, a mill and all associated equipment. The focus of the Ketza River property is gold.

	(ii)	Silver Valley, Yukon:

The Company has a 100% interest in 120 claims.

(b)	Other Yukon Base Metals properties:

	(i)	Greenwood properties:

The Company owns a 75% interest in 31 claims in the Greenwood Mining District in south east British Columbia which are subject to a 2% net smelter returns royalty. The remaining 25% interest in this gold property is owned by Intrepid Minerals Corporation. This property was written down to a nominal amount in 2005.

	(ii)	Money property:

The Company has a 100% interest in 46 claims on this gold, silver and copper property located in south central Yukon. The Company entered into an option agreement with Yukon Zinc Corporation (Yukon Zinc) in August 2005 which allows Yukon Zinc to acquire a 25% interest in the property by making cash payments to the Company of C$40,000 over a five year period and incurring C$150,000 of exploration expenditures over that period. Upon exercise of the initial option, Yukon Zinc will have an additional option to acquire an additional 26% interest in the property by paying the Company C$25,000 in cash or shares upon giving notice of its intent to pursue the additional option and undertaking an additional C$500,000 of exploration expenditures over two years from date of election of the additional option.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(i)	Bay property:

The Company staked 36 claims near Watson Lake, Yukon Territory during 2006. These claims are adjacent to claims held by an unrelated third party. The focus of this property, based on preliminary historical geological work, will be silver.

These properties have nominal carrying values.

11.	Related party transactions:

a)

During the three and nine months ended September 30, 2012, the Company was charged a total of $nil and $0.3 million, respectively (2011 - $0.1 million, and $0.4 million, respectively) in legal fees by a law firm in which the corporate secretary of the Company is a partner. The amount owing at September 30, 2012 is $nil (as at December 31, 2011 – $nil).

In January 2012 the Company entered into a gold forward contract with a company related by common directors. The fair value of this this liability as at September 30, 2012 was $6.6 million resulting in a loss of $0.4 and $1.5 million being recognized in the three and nine months ended September 30, 2012, respectively (note 12).

In January 2011 the Company entered into a gold forward contract with the same company which was settled in in June 2011. The fair value of the liability was $6.9 million as at June 30, 2011, resulting in a loss of $nil and net loss of $1.5 million being recognized for the three and nine month period ended September 30, 2011 (note 12).

In July 2011 the Company entered into a royalty agreement with a company owned by a director of the Company. The royalty agreement arose in connection with the use of proprietary mercury emissions technology, owned by the related party, at Jerritt Canyon. During the three and nine months ended September 30, 2012 a total of $0.1 million and $0.3 million was charged, respectively, to the Company under this agreement (nine months ended September 30, 2011 – $nil and $0.1 million, respectively).

The amounts outstanding are unsecured and will be settled in cash. No expense has been recognized for bad or doubtful debts in respect of the amounts owed by related parties.

	b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel during the periods were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Salaries and directors fees	$476	$360	$1,363	$918
Short-term benefits	5	3	40	29
Share-based payments	825	100	1,647	676
	$1,306	$463	$3,050	$1,623

The remuneration of directors and key executives is determined by the compensation committee and is dependent upon the performance of individuals, the performance of the Company, and external market trends.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

12.	Forward Contracts

On January 12, 2012, the Company entered into a forward gold sales contract with a related party (note 11) for which the Company received advance proceeds of $5.0 million. The agreement specified that 3,665 troy ounces of refined gold was to be sold to the counterparty by June 12, 2012, however at the related party’s’ option the Company may be obliged to settle the contract with a cash payment of $6.0 million. In June 2012 the Company and the counterparty agreed that the gold delivery required to settle the contract would be extended to August 30, 2012, and a late-settlement charge of 2.25% per month on the outstanding balance would be imposed. As at September 30, 2012 the contract had not been settled and the Company is in negotiations with the counterparty to further extend the settlement date. The fair value of this liability was $6.6 million as at September 30, 2012. Derivative losses of $0.4 million and $1.5 million were recognized in the three and nine months ended September 30, 2012, respectively. The Company incurred late-settlement charges during the three and nine months ended September 30, 2012 of $0.4 million and $0.5 million, respectively.

On January 28, 2011, the Company entered into a forward gold sales contract with a related party (note 11) for which the Company received advance proceeds of $5.0 million. The agreement specified that 4,465 troy ounces of refined gold was to be sold to the counterparty by June 30, 2011. In June of 2011 the contract was settled through (i) a cash payment of $5.4 million generated though the sale of 3,465 ounces of refined gold to a third party; and, (ii) the delivery of 1,000 ounces of refined gold with a fair value of $1.5 million at the time of delivery. For the six months ended June 30, 2011 a net loss on the derivative of $1.5 million was recognized which was comprised of a $1.9 million loss recognized for the increase in fair value of the liability from inception to settlement date, offset by a $0.4 million gain recognized on the gross margin for the 1,000 ounces delivered on settlement.

On November 25, 2010, the Company entered into a gold sales contract which specifies that 6,255 troy ounces of refined gold would be sold to the counterparty by May 30, 2011. In return, the Company received an upfront payment of $7.0 million cash. In November 2011 the Company and the counterparty agreed that the gold delivery required to settle the contract would occur in December 2012, and that approximately 2,674 additional ounces would be delivered at that time. The additional ounces to be delivered is based on a 2.25% monthly increase in the ounces of gold to be delivered for each month the contracted gold delivery is outstanding from May 30, 2011. However, at the option of the counterparty, the Company may be requested to settle the liability through a cash payment of USD $8,500,000 rather than through physical delivery of the gold. The forward contract has been assessed to be a derivative liability and is recorded at fair value at each reporting date. This derivative liability had a fair value of $16.9 million as at September 30, 2012, resulting in a loss of $1.6 million and $1.9 million being recorded for the three and nine months ended September 30, 2012, respectively.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

13.	Warrants

Due to the Company’s functional currency being the US dollar, the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars are classified as derivative instruments. The warrants have been recognized as a liability in the statement of financial position with the movement in fair value recorded in net income (loss) at each reporting date.

As at September 30, 2012 the following warrants were outstanding:

				In thousands
							Fair Value	Fair Value
					Warrants		as at	as at
		Exercise	December	Warrants	exercised/	September	December	September
Expiry date	Note	price (C$)	31, 2011	issued	expired	30, 2012	31, 2011	30, 2012
June 20 ,2012		3.00	2,143	-	(2,143)	-	$-	$-
February 7, 2012		0.13	206	-	(206)	-	334	-
February 28, 2012		0.13	30	-	(30)	-	49	-
January 12, 2012		0.26	925	-	(925)	-	319	-
January 12, 2012		0.32	2,390	-	(2,390)	-	148	-
May 24, 2013	19 (c)(i)	0.55	3,349	-	-	3,349	1,785	761
February 8, 2015	15	0.44	-	4,000	-	4,000	-	4,511
May 23, 2015	19 (c)(iii)	0.40	-	3,908	-	3,908	-	5,046
June 15, 2015	16	0.30	-	2,010	-	2,010	-	3,091
July 19, 2015	16	0.30	-	1,333	-	1,333	-	2,098
			9,043	11,251	(5,694)	14,600	2,635	15,507

The fair value of the warrants was $15.5 million as at September 30, 2012 (December 31. 2011 - $2.6 million) of which $0.8 million was short-term in nature and $14.7 million was long-term in nature ($0.9 million was recognized as a short-term liability as at December 31, 2011). During the three and nine months ended September 30, 2012, a $5.8 million gain and $8.3 million gain, respectively, were recognized in the consolidated statement of operations and comprehensive income (loss) as a result of changes in the fair value of the warrants (three and nine months ended September 30, 2011 - $8.6 million gain and $96.2 million gain, respectively), and $0.2 million was recognized in share capital as a result of the fair value of warrants exercised during the year (2011 - $57.4 million).

The warrants were fair valued using an option pricing model with the following assumptions: no dividends are paid, weighted average volatilities of the Company’s share price of 78%, weighted average expected lives of the warrants of 2.1 years, and weighted average annual risk-free rates of 1.10% .

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

14.	Borrowings

In August 2010 the Company issued $25 million in Senior Secured Notes (the "Notes") and 2,500,000 common share purchase warrants (the "Warrants"), raising net proceeds (after transaction costs of $0.2 million) of $24.8 million. Each Warrant entitles the holder thereof to purchase one common share of the Company at a price of C$4.00 per share for a period of three years following closing.

The Notes had a maturity date of December 31, 2012 and were secured by a charge over all the assets of the Company's wholly owned subsidiaries, Queenstake Resources Ltd. ("QRL") and Queenstake Resources U.S.A. Inc. ("Queenstake US") as well as a share pledge over all shares in QRL and Queenstake US. The Notes were to be repaid through monthly cash installments based on a notional amount of approximately 28,411 shares of SPDR GLD Gold Shares (an exchange listed fund trading on the NYSE and other global exchanges). The Company guaranteed a minimum rate of return of 5% per annum on the aggregate principal amount over the term of the Notes. In connection with the closing, a finder's fee in the amount of 4% of the gross proceeds raised was payable in shares of the Company.

Of the total proceeds of $24.8 million, $5.8 million was allocated on initial recognition to the warrants which are classified as a derivative. The fair value of the 2.5 million warrants was calculated using the Black-Scholes model assuming a risk-free interest rate of 1.91% per annum, an expected life term of 3 years, expected volatility of approximately 86% and no dividends. A further $6.8 million was allocated to the gold embedded derivative arising from the loan repayments being indexed to the gold spot price. This resulted in an initial liability being recorded of $12.3 million representing the Company’s residual debt. The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion included in finance and transactions costs totaled $1.3 million and $5.8 million (note 6) for the three and nine months ended September 30, 2011, respectively based on an effective interest rate of 78%.

On August 12, 2011 the Notes were settled. Immediately prior to the settlement the fair value of the derivative liability was determined to be $19.1 million. The Company has included the resulting change in the fair value in the consolidated statement of operations and comprehensive loss (note 7(ii)).

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

15.	Deferred revenue

On August 12, 2011, the Company entered into a Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”), which holds more than 10% of the Company’s issued and outstanding common shares. Under the Agreement the Company received a gross prepayment of $120 million (the “Prepayment”), of which net cash proceeds of $73.5 million were received on August 12, 2011. The net cash proceeds represent the $120 million Prepayment net of: (i) $10 million deposited into an escrow account in the Company’s name to be made available upon the Company achieving defined production targets (Note 9(e)); (ii) the $29.9 million settlement of the outstanding Notes (note 14); and, (iii) $6.6 million in transaction and legal costs. The Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Under the terms of the Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 173,880 ounces to be delivered to Deutsche Bank over a forty-eight month term commencing September 2011. The scheduled future gold deliveries to Deutsche Bank are: (i) 1,000 ounces per month during the first six months of the term; (ii) 2,000 ounces per month for the following six months of the term; and, (iii) 4,330 ounces per month for the final thirty-six months of the term (the “Future Gold Deliveries”).

In addition to the Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,950 per ounce. Any shortfall in the number of gold ounces delivered compared to that scheduled under the terms of the Agreement will result in the Company being obligated to pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”).

Interest will be charged on the Shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and would be due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

As of September 30, 2012, the Company has delivered 22,330 ounces under the terms of the Agreement and has an obligation to deliver a further 151,550 ounces in the scheduled future periods described above. The current portion of deferred revenue represents the revenue expected to be recognized in the following twelve months in respect of the gold to be delivered pursuant to the Agreement. As at September 30, 2012 $35.9 million and $68.7 million represent the current and long-term deferred revenue, respectively, for the remaining ounces to be delivered under the Agreement.

The Company incurred $7.6 million of fees to parties involved in the Agreement, of which $1.6 million was expensed as transaction costs and the balance of $6.0 million paid to Deutsche Bank deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. As such the deferred fees are being amortized based on the ounces to be delivered under the terms of the Agreement. As of September 30, 2012 the net book value of this deferred fee was $5.2 million, $1.8 million of which is current and included in Accounts receivable and other.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

On February 7, 2012, the Company entered into a second Forward Gold Purchase Agreement (the “Second Agreement”) with Deutsche Bank. Under the Second Agreement the Company received a gross prepayment of $20 million (the “Second Prepayment”), of which net cash proceeds of $18.9 million were received on February 8, 2012. The net cash proceeds represent the $20 million Second Prepayment net of $1.1 million in transaction and legal costs. The Second Agreement is guaranteed by the Company and involves the registration of various charges against certain assets of the Company in favour of Deutsche Bank.

Under the terms of the Second Agreement, the Company has sold to Deutsche Bank, a Contract Quantity of Gold in the amount of 27,950 ounces to be delivered to Deutsche Bank over a forty-three month term commencing March 2012. The scheduled future gold deliveries are 650 ounces delivered per month from March 2012 to September 2015 inclusive (the “Additional Future Gold Deliveries”). As part of the Second Agreement in addition to the Additional Future Gold Deliveries, the Company also issued to Deutsche Bank one share purchase warrant (the “Warrant”), which can be exercised to purchase 4,000,000 common shares of the Company (each “Share Warrant”) at a price of C$4.40 per share on or before February 8, 2015. The fair value of the Warrant on the date of issuance was determined to be $9.9 million using an option pricing model. Of the Second Prepayment $9.9 million was therefore attributed to the Warrant, and was recorded as a derivative liability which will be subsequently revalued at each reporting date with the movement in fair value recorded in net income (loss) at each reporting date (Note 13). The remaining $10.1 million of the Second prepayment was initially recorded as deferred revenue.

In addition to the Second Prepayment, Deutsche Bank will make additional payments to the Company for the Future Gold Deliveries, the amounts being determined by the number of ounces delivered multiplied by the market price of gold, less a minimum price of US$850 per ounce, and up to a maximum price of US$1,750 per ounce. Any shortfall in the number of gold ounces delivered compared to that scheduled under the terms of the Agreement will result in the Company being obligated to either (a) pay a US dollar amount equal to the market price of gold per ounce on the scheduled delivery date, multiplied by the shortfall number of gold ounces (the “Shortfall”); or (b) issue to Deutsche bank common shares of the Company with equivalent market value of the Shortfall.

Interest will be charged on the Shortfall at 9% per annum and would be due on demand. However, under the Agreement the Company may deliver a monthly Shortfall in gold, plus interest, if it can do so within fourteen days of the scheduled monthly delivery date. The Company is only allowed to exercise this late delivery right no more frequently than four times in total during the term of the Agreement, and no more frequently than during two consecutive calendar months.

As of September 30, 2012, the Company has delivered 4,550 ounces under the terms of the Second Agreement and has an obligation to deliver a further 23,400 ounces in the scheduled future periods described above. The current portion of deferred revenue represents the revenue expected to be recognized in the following twelve months in respect of the gold to be delivered pursuant to the Second Agreement. As at September 30, 2012, $2.8 million and $5.6 million, respectively, represent the current and long-term deferred revenue for the remaining ounces to be delivered under the Second Agreement.

The Company incurred $1.1 million of fees to parties involved in the Agreement, of which $0.1 million was expensed as transaction costs and the balance of $1.0 million paid to Deutsche Bank was deferred based on the direct relationship the fees have with the revenue expected to be recognized in future periods. As such the deferred fees are being amortized based on the ounces to be delivered under the terms of the Second Agreement. As of September 30, 2012 the net book value of this deferred fee was $0.8 million, $0.3 million of which is current and included in Accounts receivable and other.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Pursuant to the Agreement and the Second Agreement (collectively, the “Agreements”), the Company was required to deliver a total of 2,650 ounces of gold to Deutsche Bank on April 30, 2012. Under the Agreements the Company was entitled to and did request a fourteen day extension to that delivery requirement and the Company delivered 2,650 ounces of gold on May 17, 2012.

16.	Convertible debentures:

The Company issued unsecured convertible debentures on June 15, 2012 (the “June Debentures”) and July 19, 2012 (the “July Debenture”) for gross proceeds of $6.0 million and $4.0 million, respectively (collectively, the "Debentures"). The Debentures bear interest at a rate of 11% per annum and have December 15, 2015 and January 19, 2016 maturity dates (the "Maturity Date"), respectively. At the option of the holder, the principal amount of the Debentures, and all interest accrued thereon, will be convertible into common shares of the Company (the "Shares") at any time after expiry of the four month hold period of the Debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of: (a) $1.50; and, (b) the market price of the Shares, as defined in the TSX Company Manual (the “Market Price”), discounted by 5% per Share (the "Conversion Option").

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares (up to a maximum of 75%), or any combination of cash and Shares (up to a maximum of 75% Shares). The Company may only elect to convert all or any part of the Debentures outstanding in Shares if the market price for the Shares is greater than $2.00 for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the holder (such date not to be less than twenty days prior to the Maturity Date). The holder will have the option to require early repayment in the event of default by the Company.

For the June and July Debentures, the Company also issued 201,011 and 133,332 common shares, respectively of the Company (the "Structuring Shares"), and 2,010,125 and 1,333,333 common share purchase warrants (the "Warrants"), respectively, to the Debenture holders. Each Warrant entitles the holder to purchase one Share at an exercise price of $3.00 and will expire three years following the Closing Date.

As a result of the Conversion Option feature the Debentures are recorded as compound financial liabilities. For accounting purposes the Conversion Option is an embedded derivative liability which is initially bifurcated from the Debentures, measured separately at fair value, and subsequently re-measured at fair value through other income or loss at each reporting date. The debt component of the Debentures is measured at amortized cost, and is accreted over the expected term to maturity using the effective interest method.

The table below provides a summary of the allocation on the initial recognition of the Debentures:

At issuance	June 15, 2012 Debentures		July 20, 2012 Debentures
	CND $	USD	CND $	USD

Convertible debentures - debt component	$1,947	$1,901	$846	$840
Convertible debentures - embedded derivative liability	152	148	141	140
Structuring shares - equity component (note 19(v)/(vi))	584	570	453	450
Derivative warrant liability (note 13)	3,317	3,238	2,560	2,539
Gross proceeds at issuance	$6,000	$5,857	$4,000	$3,969

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

The Debentures had a total of $0.7 million of transactions costs incurred with the issuance which were allocated to the components noted above on a pro-rata basis. The Debentures had a $0.2 million portion attributed to the debt components which have been deferred and will be amortized over the term of the Debentures; $0.1 million portion attributed to the Structuring shares which was recorded in equity net of the allocated proceeds; and the remainder was included in expensed transactions costs for nine month period ended September 30, 2012 (note 6).

As at September 30, 2012 the carrying value of the debt component of the Debentures was as follows:

At September 30, 2012	June 15, 2012 Debentures	July 20, 2012 Debentures	Total

Convertible debentures - debt component	$2,226	$956	$3,182

17.	Decommissioning and rehabilitation provisions:

	September 30,	December 31,
	2012	2011

Balance, beginning of year	$47,548	$41,071
Accretion expense	924	1,704
Foreign exchange	117	(77)
Reclamation spending	(63)	(64)
Revisions in estimates of liabilities and additional obligations	-	4,914
	$48,526	$47,548

As at September 30, 2012 and December 31, 2011 all of the asset retirement obligations were long-term in nature.

The Company’s asset retirement obligations consist of reclamation and closure costs for both active mines and exploration activities. The present value of obligations relating to active mines is currently estimated at $44.9 million (2011 - $44.1 million) reflecting payments for approximately the next 23 years. The present value of obligations relating to exploration activity in the Yukon is currently estimated at $3.6 million (2011 - $3.5 million) reflecting payments for approximately the next 13 years. Significant reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance, and other costs.

The undiscounted value of this liability is $61.4 million (2011 - $60.7 million). Inflation rate assumptions of 1.7% and discount rates of 2.2% – 2.9% have been used to determine the fair value of the obligation. The 2011 revision in estimates of liabilities and additional obligations is primarily due to a decrease in the risk free rate used to determine the present value of the active mines from 4.2% used as at December 31, 2010, to 2.6% used for 2011. An accretion expense component of $0.3 million and $0.9 million has been charged to finance and transaction costs for the three and nine months ended September 30, 2012 ($0.4 million and $1.3 million for the three and nine months ended September 30, 2011), respectively.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

18.	Finance lease obligations

The Company has finance lease obligations at the Queenstake Resources U.S.A., Inc. subsidiary for equipment used for the Jerritt Canyon operations. The net carrying amount of the leased equipment included in mobile plant and equipment was $6.1 million at September 30, 2012, and nil at December 31, 2011 (note 10).

	September 30,	December 31,
Maturity analysis of finance leases:	2012	2011
Current[1]	1,956	26
Non-current	3,116	-
	$5,072	$26

1 Current portion of finance lease obligations is included in accounts payable and accrued liabilities.

	September 30,	December 31,
Reconciliation of minimum lease payments	2012	2011
Less than a year	2,405	27
2 years	1,891	-
3 years	1,450	-
	5,746	27
Present value of minimum lease payments	$5,072	$26

19.	Share capital and share based payments:

	(a)	Authorized share capital consists of an unlimited number of common shares

(b)

On October 9, 2012, the Company completed its ten for one consolidation (the “Consolidation”) of the Company's common shares. The 996,901,669 common shares issued and outstanding at September 30, 2012 prior to the Consolidation have been consolidated to approximately 99,689,930 common shares. The Company's outstanding stock options and listed warrants were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices and warrant exercise prices respectively. All comparative period information has been adjusted to reflect this Consolidation.

	(c)	Common shares issued and outstanding:

(i)

On May 24, 2011, the Company closed a private placement for gross proceeds of $14.7 million, from the issuance of an aggregate of 3,348,837 units at price of C$4.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$5.50 per share within twenty-four months of closing of the private placement. Of the $14.7 million proceeds $8.1 million was attributed to common shares, and $6.6 million was attributed to the warrants. There was no finder's or commission fee payable on the private placement.

(ii)

On March 2, 2011, the Company closed a private placement for gross proceeds of $7.2 million, from the issuance of an aggregate of 833,488 flow-through shares (the "FT Shares") at C$8.50 per FT Share. There was no finder's or commission fee payable on the private placement.

(iii)

On May 23, 2012, the Company closed a private placement for gross proceeds of $8.7 million, from the issuance of an aggregate of 3,908,178 units at price of C$2.30 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share at a price of C$4.00 per share within twenty-four months of closing of the private placement. Of the $8.7 million proceeds $3.5 million was attributed to common shares, and $5.2 million was attributed to the warrants. There was no finder's fee or commission payable on the private placement.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

(iv)

May 28, 2012, the Company closed a private placement to settle $6.7 million in current accounts payable by the issuance of an aggregate of 2,284,740 commons shares at a deemed price of C$3.00 per share. There was no finder's fee or commission payable on the private placement.

(v)

On June 15, 2012, the Company issued 201,011 structuring shares concurrently with the issuance of convertible debentures (note 16). $0.6 million of the gross proceeds were attributed to the structuring shares which were recorded in equity net of transaction costs of $42 thousand.

(vi)

On July 19, 2012, the Company issued 133,332 structuring shares concurrently with the issuance of convertible debentures (note 16). $0.5 million of the gross proceeds were attributed to the structuring shares which were recorded in equity net of transaction costs of $32 thousand.

(d)	Stock options:

The Company has a stock option plan (the Plan) in place under which the Board of Directors may grant options to acquire common shares of the Company to directors, employees and service providers. Under the terms of the Plan, the number of securities issuable to insiders, at any time under old security based agreements, cannot exceed 10% of the issued and outstanding securities. The options vest over a variable period of time up to three years dependent upon the individual’s role and any specified performance criteria.

Under the fair value method, the total fair value of the stock based compensation recognized during the three and nine month periods ended September 30, 2012 was $1.1 million and $2.4 million, respectively (2011 - $1.4 million and $2.9 million, respectively). Of this amount for the three and nine months ended September 30, 2012, $0.1 million and $0.5 million, respectively, is included in cost of sales (2011 - $0.8 million and $1.2 million, respectively), and $0.9 million and $1.9 million, respectively, is included in general and administrative expense for the three and nine months then ended(2011 – $0.6 million and $1.6 million, respectively). The fair value of stock options granted during the three months ended September 30, 2012 was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2012	2011
Weighted average fair value at grant date ($)	$2.44	$3.99
Expected dividend yield (%)	0%	0%
Average risk-free interest rate (%)	1.3%	2.0%
Expected life (years)	5.0	5.0
Expected volatility (%)	124.8%	125.0%
Forfeiture rate (%)	0%	0%

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

Continuity of stock options outstanding is as follows:

At December 31, 2010	5,344	3.66
Granted	792	4.64
Exercised	(18)	1.92
Expired	(59)	9.17
Forfeited	(38)	1.50
At December 31, 2011	6,021	3.76
Granted	761	2.76
Exercised	(23)	1.50
Expired	(529)	11.54
Forfeited	(24)	3.92
At September 30, 2012	6,206	2.98

The following information pertains to the options outstanding at September 30, 2012:

	Outstanding			Vested
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Options	exercise	remaining	Options	exercise	remaining
	outstanding	price	contractual	outstanding	price	contractual
Exercise Price (C$)	(000's)	(C$/option)	life (years)	(000's)	(C$/option)	life (years)

1.50-3.10	2,752	2.07	2.72	2,665	2.05	2.70
3.11-8.20	3,432	3.63	2.81	3,365	3.61	2.79
8.21-16.00	20	16.00	0.49	20	16.00	0.49
16.01-17.50	2	17.00	0.12	2	17.00	0.12
	6,206	2.98	2.76	6,052	2.97	2.74

20.	Net change in non-cash operating working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Accounts receivable and prepaid expenses	$(3,377)	$1,627	$(3,727)	$(5,953)
Inventories	(3,206)	681	(2,532)	3,746
Accounts payable and accrued liabilities	4,969	(1,566)	(285)	(10,638)
	$(1,614)	$742	$(6,544)	$(12,845)

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

21.	Segmented information

The Company’s operations are primarily related to the acquisition, exploration and production of gold in North America. As of September 30, 2012, the Company had one producing gold mine located in Nevada, USA and exploration properties in Canada (Yukon) and the USA. For the three and nine months ended September 30, 2012 and September 30, 2011, 100% of the Company’s gold production was sold through a single broker.

The Company’s operating segments reflect the Company’s geographical operations and are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, the Chief Operating Officer.

	As at September 30, 2012			As at December 31, 2011
	USA	Canada	Total	USA	Canada	Total

Current Assets	$36,410	$1,331	$37,741	$23,189	$2,090	$25,279

Restricted cash and other assets	56,260	3,760	60,020	58,018	8,528	66,546
Property, plant and equipment	179,992	83,039	263,031	155,383	75,657	231,040
Deferred transactions costs	3,995	188	4,183	4,781	-	4,781
Total Assets	$276,657	$88,318	$364,975	$241,371	$86,275	$327,646

Liabilities	$222,999	$28,904	$251,903	$206,974	$30,887	$237,861
Warrants			15,507			2,635
Total Liabilities	$222,999	$28,904	$267,410	$206,974	$30,887	$240,496

	Nine months ended			Nine months ended
	September 30, 2012			September 30, 2011
	USA	Canada	Total	USA	Canada	Total
Capital Expenditure	$24,152	$4,190	$28,342	$38,439	$5,669	$44,108

Revenue	$108,762	$-	$108,762	$77,347	$-	$77,347
Cost of sales	98,085	-	98,085	100,360	-	100,360
Gross profit	10,677	-	10,677	(23,013)	-	(23,013)

Depletion and depreciation	8,284	40	8,324	4,855	39	4,894
Exploration expenditure	88	-	88	595	-	595
Share based payment	-	1,887	1,887	-	1,683	1,683
Foreign exchange gain/(loss)	-	(2,312)	(2,312)	-	74	74
Provision for income taxes	-	(606)	(606)	-	(1,010)	(1,010)
Loss from Joint Venture	-	-	-	-	(335)	(335)
General and administrative	-	-	4,416	-	-	5,234
Interest and other income	-	-	4,898	-	-	80,106
Finance and transactions costs	-	-	(5,073)	-	-	(9,528)
Net Income/(loss)	$2,305	$(4,845)	$(7,131)	$(28,463)	$(2,993)	$33,888

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

	Three months ended			Three months ended
	September 30, 2012			September 30, 2011
	USA	Canada	Total	USA	Canada	Total
Capital Expenditure	$5,382	$762	$6,144	$23,827	$1,510	$25,337

Revenue	$51,487	$-	$51,487	$30,116	$-	$30,116
Cost of sales	36,889	-	36,889	37,279	-	37,279
Gross profit	14,598	-	14,598	(7,163)	-	(7,163)

Depletion and depreciation	3,731	11	3,742	1,742	11	1,753
Exploration expenditure	11	-	11	47	-	47
Share based payment	-	929	929	-	649	649
Foreign exchange gain/(loss)	-	403	403	-	(170)	(170)
Provision for income taxes	-	-	-	-	146	146
Loss from Joint Venture	-	-	-	-	(335)	(335)
General and administrative			1,437	-	-	1,547
Interest and other income			3,608	-	-	(2,759)
Finance and transactions costs			(3,463)	-	-	(3,696)
Net Income/(loss)	$10,856	$(537)	$9,027	$(8,952)	$(1,039)	$(17,973)

22.	Commitments and contingencies

a)

Queenstake has been named as a defendant in a class action lawsuit initiated by certain employees who were laid off in August 2008 (the “Plaintiffs’”). The action is for an alleged violation of the Federal Worker Adjustment and Retraining Notification (“WARN”) Act, Employment Retirement Income Security Act, and State Labor Laws and to foreclose on labor liens not yet filed. When the mine closed, the Company took steps to pay out these obligations from available cash at the time, which was half of the amount required under the Federal WARN Act. In April 2011, the two parties agreed to a settlement and funds were subsequently placed into a segregated account to satisfy all outstanding legal obligations caused by the August 2008 shutdown (note 9(c)). On August 8, 2011, the Plaintiffs’ motion for a preliminary approval of the settlement was granted, and the final fairness hearing approving the settlement occurred on December 12, 2011. The Company subsequently paid the obligations pertaining to the WARN portion of the settlement to the third party administrator ($2.0 million) to be distributed to former employees, the majority of the remaining obligation was paid during the first and second quarter, with the remainder to be paid out in the fourth quarter of 2012.

VERIS GOLD CORP. (FORMERLY YUKON-NEVADA GOLD CORP.)
Notes to Condensed Consolidated Interim Financial Statements
(Tabular amounts in thousands of US dollars unless otherwise noted)

b)

On April 22, 2009, the Company received a notice of complaint from the U.S. Department of Justice representing the Environmental Protection Agency (EPA), alleging the Company had violated specific provisions of the Resource Conservation and Recovery Act relating to the generation, storage, handling, and disposal of hazardous wastes at the Jerritt Canyon facility. The Company has responded to the allegations and has held discussions with the EPA on the matter in order to determine the nature of the violations. Discussions proceeded toward a possible settlement in the second and third quarter of 2012. Discussions are anticipated to continue in the fourth quarter of 2012. The EPA is continuing to monitor the Company’s ongoing compliance program and discussions on settling these matters without admitting liability are actively underway while the EPA action has been tolled by mutual consent. The final outcome and the extent of any potential liability or settlement payment(s), if any, is not yet determinable.

c)	Lease Commitments:

The Company is committed under various operating leases to the following annual minimum payments:

2012	$57
2013	228
2014	217
2015	144
$646

23.	Subsequent events

On October 12, 2012 the Company issued the third tranche of convertible debentures for a principal amount of CDN $2.0 million. These convertible debentures bear interest at a rate of 11% per annum and will mature 42 months from the closing date (the "Maturity Date"). At the option of the Investor, the principal amount of the Debentures and all interest accrued thereon will be convertible into common shares of the Company at any time (the “Converted Shares”) after expiry of the four month hold period of the convertible debentures and prior to the close of business on the Maturity Date, based on a conversion price equal to the greater of (a) C$1.50 and (b) the Market Price (as defined in the TSX Company Manual) of the Converted Shares discounted by 5% per Share (the "Conversion Price"). The ability of the Company to pay interest in cash will be subject to the prior written consent of Deutsche Bank AG.

Upon the Maturity Date, the Debentures and all interest accrued thereon may, at the Company's discretion, be paid in cash, Shares or any combination of cash and Shares. The Company may only elect to convert up to 75% of the Principal Sum outstanding on the Maturity Date into, and pay to the Investor up to 75% of the principal sum of the Debentures in, Shares if the Market Price for the Shares for at least five out of the ten trading days preceding the date in which the Company delivers the Shares to the Investor (such date not to be less than twenty days prior to the Maturity Date) is greater than C$2.00. The Investor will have the option to require early repayment in the event of default by the Company.

In conjunction with the Debentures the Company also issued 669,568 common share purchase warrants (the "Warrants") to the Investor. Each Warrant entitles the holder thereof to purchase one Share at an exercise price of C$3.00 and will expire three years following the closing date. The Company issued the Investor structuring shares equal to 10% of the principal amount of the Debenture through the issuance of 66,956 common shares of the Company.

On October 24, 2012 the holders of the June Debentures provided the Company notice on their election to convert CND $1 million of the CDN $6 million principle amount into Debenture shares, and request settlement of the $CDN 0.04 million of interest that had accrued on the CDN $1 million of principal to that time.